SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number #0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

50 E-Business Way, Suite 400

Cincinnati, Ohio 45241

Multi-Color Corporation 401(k) Savings Plan

Financial Statements

As of December 31, 2006 and 2005 and for the year ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and delinquent participant contributions as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cincinnati, Ohio

June 28, 2007

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Cash and cash equivalents	$1,005,662	$760,270
Common stock	6,029,748	4,989,561
Mutual funds	12,838,331	9,506,645
Participant loans	1,133,313	849,525

Total investments	21,007,054	16,106,001

Contributions receivable—employee	70,750	63,727
Contributions receivable—employer	23,790	44,501

	94,540	108,228

TOTAL ASSETS	21,101,594	16,214,229

LIABILITIES
Excess contributions payable	(17,459)	(35,466)

Net assets available for plan benefits	$21,084,135	$16,178,763

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2006

Additions to net assets attributed to:
Employee contributions	$1,933,293
Employer contributions	731,975
Rollover contributions	385,139
Dividend and interest income	721,865
Excess contributions payable	18,007
Net appreciation in fair value of investments	2,009,790

Total additions	5,800,069

Deductions to net assets attributed to:
Benefits paid	884,548
Administrative expenses	10,149

Total deductions	894,697

Net increase	4,905,372

Net assets available for plan benefits:
Beginning of year	16,178,763

End of year	$21,084,135

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE A – SUMMARY OF ACCOUNTING POLICIES

A summary of the Multi-Color Corporation 401(k) Savings Plan’s (the Plan) significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1. Plan Description

The Plan is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General—The Plan became effective on April 1, 1994 and covers substantially all full-time employees of Multi-Color Corporation (the Company). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC). Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently at one-half the voluntary contribution, up to 5% of such voluntary contributions for eligible union employees at the Norway, Michigan plant and 6% of such voluntary contributions for all other employees. Provided the Norway plant meets specific target requirements at the end of each year, those eligible union employees will receive an additional contribution equal to 3% of their eligible 401(k) earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2006 and 2005.

Effective September 15, 2006, the Plan was amended as follows:

•	Allows for the Plan to make involuntary cash-out distributions of vested account balances of $1,000 or less,

•	Service requirement for eligible employees has been changed to 1 month from 3 months, and

•	New employees are automatically enrolled in the Plan with a contribution rate of 3% of compensation.

Participant Accounts—Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings and charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings and administrative expenses are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any), are allocated based on compensation.

Vesting—Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of credited service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006 and 2005

NOTE A – SUMMARY OF ACCOUNTING POLICIES (continued)

1. Plan Description (continued)

Loan Provisions—Participants may borrow funds from the vested portion of their account. The maximum loan amount available to an eligible participant is 50% of the vested account balance; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant loans bear interest at the market rate as determined by the Plan administrator.

Payment of Benefits—Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances less than $1,000. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

Expenses of the Plan—The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

Forfeitures — Forfeitures are allocated annually to the participants’ accounts at the Plan year end. Forfeitures to be allocated at December 31, 2006 were approximately $8,000.

2. Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3. Use of Estimates in Financial Statements

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4. Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Mutual Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006 and 2005

NOTE B – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The investment options available during 2006 include the following:

American Beacon Large Cap Value Fund

American Funds—Bond Fund

American Century Equity Growth Fund

American Century Strategic Allocation Aggressive Fund

Baron Small Cap Fund

BlackRock Managed Income Fund

BlackRock Money Market Fund

BlackRock Index Equity Fund

Fidelity Advisor Mid-Cap Fund

Fidelity Advisor Strategic Income Fund

Growth Fund of America

Janus Advisor Balanced Fund

Janus Advisor International Growth Fund

Multi-Color Liquidity Fund

Multi-Color Corporation Common Stock

Royce Opportunity Fund

Third Avenue Value Fund

T. Rowe Price 2010 Retirement Fund

T. Rowe Price 2020 Retirement Fund

T. Rowe Price 2030 Retirement Fund

T. Rowe Price 2040 Retirement Fund

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2006 and 2005

NOTE B – INVESTMENTS (continued)

The following investments are in excess of five percent of net assets available for Plan benefits as of December 31:

	2006	2005
Participant Loans	$1,133,313	$849,525
American Century Equity Growth Fund (37,017 and 34,356 units, respectively)	948,399	802,211
BlackRock Money Market Fund (651,315 and 544,157 units, respectively)	948,446	759,219
BlackRock Index Equity Fund (79,765 and 75,396 units, respectively)	2,163,251	1,795,939
BlackRock Managed Income Fund (n/a and 84,727 units, respectively)	—	853,205
Fidelity Advisor Mid-Cap Fund (151,767 and 138,765 units, respectively)	3,782,039	3,367,815
Janus Advisor Balanced Fund (55,836 and 50,643 units, respectively)	1,478,545	1,324,314
Janus Advisor International Growth Fund (32,849 and 23,575 units, respectively)	1,785,690	892,555
Multi-Color Corporation Common Stock (183,553 and 179,804 units, respectively)	6,029,748	4,989,561

The Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2006
Mutual Funds	$1,002,551
Common Stock	1,007,239

Total	$2,009,790

PNC Bank is the trustee of the Plan and at December 31, 2005 managed certain funds in which assets were invested. At December 31, 2006, PNC Bank no longer managed any of the funds in which assets are invested. The BlackRock funds previously managed by PNC are now managed by BlackRock Distributors, Inc., which is not affiliated with PNC Bank. The Plan also invests in Multi-Color Corporation common stock. Multi-Color Corporation is the Plan sponsor. These transactions therefore qualify as party-in-interest transactions.

NOTE C – PRIORITIES UPON TERMINATION OF THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts. The Plan is not covered by the Pension Benefit Guaranty Corporation.

NOTE D –TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained a determination letter dated November 21, 2001 in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL INFORMATION

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4a -

Schedule of Delinquent Participant Contributions

December 31, 2005

Total that constitutes non-exempt prohibited transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$7,055	$—	$7,055	$—	$—

SUPPLEMENTAL INFORMATION

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No 001

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b)	(c)	(d)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	BlackRock Money Market Fund	Cash and cash equivalents	$948,446
*	Cash	Cash and cash equivalents	55,260
	American Beacon Large Cap Value Fund	Mutual Fund	65,890
	American Funds—Bond Fund	Mutual Fund	850,185
	American Century Equity Growth Fund	Mutual Fund	948,399
	Baron Small Cap Fund	Mutual Fund	34,304
	BlackRock Index Equity Fund	Mutual Fund	2,163,251
	Fidelity Advisor Mid-Cap Fund	Mutual Fund	3,782,039
	Fidelity Advisor Strategic Income	Mutual Fund	35,107
	Growth Fund of America	Mutual Fund	67,421
	Janus Advisor Balanced Fund	Mutual Fund	1,478,545
	Janus Advisor International Growth Fund	Mutual Fund	1,785,690
*	Multi-Color Liquidity Fund	Cash and cash equivalents	1,956
	Royce Opportunity Fund	Mutual Fund	55,802
	Third Avenue Value Fund	Mutual Fund	72,060
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	545,866
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	118,116
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	205,339
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	630,317

*	Multi-Color Corporation Common Stock	Common Stock	6,029,748

*	Participant Loans	Interest rates ranging from 8.00% to 9.25%, maturing through 2013	1,133,313

			$21,007,054

*	Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan

Date: June 29, 2007	By:	/s/ Dawn H. Bertsche
Dawn H. Bertsche
Senior Vice President Finance, Chief Financial Officer and Secretary